EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE September 5, 2012
ITEM 3.	NEWS RELEASE Issued September 5, 2012 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced that it had discovered an epithermal style of gold occurrence containing significant widths of higher gold grades including narrow veins with the highest gold grades found at the project to date. The new discovery has intercepts of gold and silver grades that are substantially higher than its four known deposits and appears to have the potential to make a significant contribution to KSM’s already robust economics.

The Company intends to complete another six holes into the new Camp zone this drill season to establish the orientation of the new discovery while at the same time continuing to pursue several promising copper core zone targets. Accordingly, the true widths of the mineralization in the table below may prove to be less than reported.

Assay results from the first three holes drilled this year at the Camp zone are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)	Silver Grade (grams per tonne)
C-12-01	405.0 Includes	200.0 220.0 270.0	274.0 222.0 272.0	74.0 2.0 2.0	0.85 8.36 8.60	2.5 5.1 31.6
C-12-02	363.0 Includes	114.0 114.0 128.0	136.0 116.0 130.0	22.0 2.0 2.0	8.94 23.10 66.70	41.6 90.4 287.0
C-12-03	310.0 Includes	37.2	39.0	1.8	7.82	29.6
		151.3 151.3 196.0	250.0 169.0 202.0	98.7 17.7 6.0	2.11 4.41 6.24	2.5 5.2 8.9
		262.0	280.0	18.0	2.02	2.4

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 5th day of September, 2012.

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 5, 2012

Seabridge Discovers High Grade Epithermal Gold Deposit at KSM Project

New Discovery Geochemically Similar to Neighboring Brucejack Mineralization

Seabridge Gold announced today that exploration drilling this summer on its 100%-owned KSM Project in northwestern British Columbia has discovered an epithermal style of gold occurrence which contains significant widths of higher gold grades including narrow veins with the highest gold grades found at the project to date.

KSM has proven and probable reserves totaling 38.2 million ounces of gold and 10 billion pounds of copper (see table below) in four very large deposits which have an average grade of 0.55 grams per tonne of gold, 0.21% copper and 2.74 grams per tonne of silver. The new discovery has intercepts of gold and silver grades that are substantially higher. Drill hole C-12-01 encountered epithermal style mineralization in an entirely new zone at shallow depth and low elevation, called the Camp zone. This hole returned two 2 meter intercepts grading above 8 grams of gold per tonne (greater than 0.25 ounces of gold per tonne). A second hole, C-12-02, drilled 400 meters southeast of C-12-01, intersected 22.0 meters averaging 8.94 grams per tonne of gold and 41.6 grams per tonne of silver. This hole returned a 2 meter intercept of 66.7 grams of gold per tonne (more than 2 ounces per tonne) and 287 grams per tonne of silver (nearly 10 ounces per tonne). A third hole into this zone, C-12-03 drilled 900 meters to the northeast of C-12-02, returned 98.7 meters at an average gold grade of 2.11 grams per tonne including 17.7 meters averaging 4.41 grams per tonne of gold and an additional 6.0 meter intercept averaging 6.24 grams of gold per tonne. (see assay table and drill hole location map below).

Seabridge Gold CEO Rudi Fronk said the new discovery appears to have the potential to make a significant contribution to KSM’s already robust economics. “Obviously, we are at a very early stage in the discovery process. However, the Camp zone is readily accessible and has the highest gold grades found to date. All three holes into this new zone found excellent gold values,” he said.

“This is not the target we were looking for in this year’s program…we were exploring to find a high grade, copper-rich core and that work continues with encouraging results. Our original assumption was that neighboring Pretium Gold had the higher grade, epithermal (top) portion of the very large gold-copper porphyry system we see at KSM and that our property would probably host the high grade copper core of the entire complex at depth. The new Camp zone appears to be part of an epithermal system with chemistry similar to that found nearby at Pretium’s extraordinary Brucejack deposit. We intend to complete another six holes into the Camp zone this drill season to establish the orientation of this new discovery. At the same time, we continue to pursue several promising copper core zone targets. An additional exploration drill rig has been mobilized to site, bringing the total to three,” Fronk said.

Assay results from the first three holes drilled this year at the Camp zone are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)	Silver Grade (grams per tonne)
C-12-01	405.0 Includes	200.0 220.0 270.0	274.0 222.0 272.0	74.0 2.0 2.0	0.85 8.36 8.60	2.5 5.1 31.6
C-12-02	363.0 Includes	114.0 114.0 128.0	136.0 116.0 130.0	22.0 2.0 2.0	8.94 23.10 66.70	41.6 90.4 287.0
C-12-03	310.0 Includes	37.2	39.0	1.8	7.82	29.6
		151.3 151.3 196.0	250.0 169.0 202.0	98.7 17.7 6.0	2.11 4.41 6.24	2.5 5.2 8.9
		262.0	280.0	18.0	2.02	2.4

Additional drilling will be required to ascertain the orientation of the mineralization within the Camp zone. Accordingly, the true widths of the mineralization in the table above may prove to be less than reported.

The Camp zone is in the Sulphurets Valley, covered by a relatively thin layer of glacial till. The initial interpretation is that the host units are intermediate tuffaceous volcanic rocks of the Hazelton Group, but work continues to better understand this stratigraphy. Brittle deformation of these rocks in the form of crack-seal style veins and extensively disseminated fine grain sulfide minerals containing gold have been observed. Quartz-carbonate and quartz-adularia veins are present in the gold-bearing zones, with vein and disseminated sphalerite, galena, barite and carbonate minerals. Geochemically, the zone is depleted in copper, elevated in zinc and lead with a variable but generally low silver-to-gold ratio. Textural, mineralogical and chemical characteristics are consistent with a low-sulfidation epithermal system but additional results will help refine this interpretation.

SEABRIDGE GOLD
KSM PROJECT
DRILLING RESULTS
04 Sept. 2012
CAMP ZONE
DISCOVERY
IRON CAP
MITCHELL
SNOWFIELD
SULPHURETS
CAMP ZONE
KERR
BRUCEJACK
M-12-129
M-12-128
Proposed Haulage Tunnel
S-12-77
IF-12-03
IF-12-04
S-12-76
S-12-75
SL-12-01
MQ-12-02
C-12-03
C-12-01
C-12-02
K-12-18
K-12-19
K-12-20
Seabridge
Pretium
Pre-2012 Drill Holes
2012 Drill Holes
Planned Drill Holes
2 km
C-12-01:
0.85g/t Au, 2.5g/t Ag / 74m including:
8.36g/t Au, 5.1g/t Ag / 2m and
8.60g/t Au, 31.6g/t Ag / 2m
C-12-02:
8.94g/t Au, 41.6g/t Ag / 22m including:
23.1g/t Au, 90.4g/t Ag / 2m and
66.7g/t Au, 287g/t Ag / 2m
C-12-03:
7.82g/t Au, 29.6g/t Ag / 1.8m
2.11 g/t Au, 2.5g/t Ag / 98.7m including:
4.41g/t Au, 5.2g/t Ag / 17.7m and
6.24g/t Au, 8.9g/t Ag / 6m
2.02g/t Au, 2.4g/t Ag / 18m

Proven and probable gold reserves at KSM are estimated as follows (see news release dated May 14, 2012 for details):

KSM Proven and Probable Reserves
Zone	Mining Method	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Open Pit	Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	497	0.61	0.16	2.78	65.8	9.8	1,707	44	72
	Block Cave	Probable	438	0.53	0.17	3.48	33.6	7.4	1,589	49	32
Iron Cap	Block Cave	Probable	193	0.45	0.20	5.32	21.5	2.8	834	33	9
Sulphurets	Open Pit	Probable	318	0.59	0.22	0.79	50.6	6.0	1,535	8	35
Kerr	Open Pit	Probable	242	0.24	0.45	1.2	0.0	1.9	2,425	9	0
Totals		Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	1,688	0.51	0.22	2.65	40.1	27.9	8,090	144	149
		Total	2,164	0.55	0.21	2.74	44.7	38.2	9,888	191	213

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. In order to verify the test data an ongoing and rigorous quality control/quality assurance protocol is being employed during the 2012 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: : (i) the accuracy and potential significance of exploration results, including whether they represent a sizeable new deposit or can make an important economic contribution to the KSM project; (ii) the estimated amount and grade of mineral reserves and mineral resources -; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iv) the amount of future production; (v) estimates of operating costs, net cash flow and economic returns from an operating mine; (vi) submission of an Environmental Impact Statement and permit applications for KSM and the timing thereof; and (vii) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net